Exhibit G

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE



SECURITIES AND EXCHANGE COMMISSION

         (Release No. 35-_____)

         Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

         April __, 2003

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by May __, 2003 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After May __, 2003, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.


                                   * * * * * *

     PROGRESS ENERGY, INC., ET AL. (70-[___])
     ----------------------------

     Progress Energy, Inc. ("Progress Energy"), a registered holding company, whose principal executive offices are at 410 South Wilmington Street, Raleigh, North Carolina 27602, its wholly-owned public utility subsidiary, Carolina Power & Light Company ("CP&L"), of the same address, and its wholly-owned non-utility subsidiary, Progress Real Estate Holdings, Inc. ("Holdings"), also of the same address, have filed a joint application/declaration pursuant to Sections 9(a)(1), 9(c)(3), and 10 of the Act and Rule 54 thereunder.

     CP&L currently leases a 21-story office tower located on Wilmington Street in downtown Raleigh that is occupied by employees of CP&L as well as Progress Energy Service Company, LLC ("Progress Service"), Progress Energy's service


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company subsidiary, and certain other utility and nonutility subsidiaries of
Progress Energy.(1) In addition, Progress Service and/or CP&L lease portions of other, smaller, buildings in and around Raleigh. In order to consolidate and expand available office space in Raleigh, CP&L is in the process of negotiating agreements with an unaffiliated investor group called CA Partners ("Owner/Lessor") and with Carter & Associates, a commercial real estate development company, pursuant to which the Owner/Lessor and Carter & Associates will arrange for the construction and lease financing of a new mixed-use office complex on a three-acre tract of land ("Land") that is currently owned by CP&L immediately to the east of its existing Wilmington Street headquarters. The new complex will consist of approximately 380,000 square feet of "Class A" office space on the ground floor and 12 floors above a parking deck, approximately 20,000 square feet of ground level retail space, and a six-level parking deck with approximately 1,055 parking spaces that will attach to an existing 870-space parking deck owned by the City of Raleigh on a contiguous parcel (hereinafter, the "Base Project"). The estimated cost of the Base Project is $92 million, of which approximately $14 million will be funded by a one-time up-front lease payment by the City of Raleigh under the terms of a sublease for the parking deck

     Prior to construction of the Base Project, CP&L will convey legal title to the Land to the Owner/Lessor, which will have arranged for the construction and permanent debt financing. CP&L will enter into a lease (the "Lease") with the Owner/Lessor pursuant to which it will lease the Base Project for an initial term of 31 years commencing on or about the date the certificate of completion of the Base Project building is issued, with options to renew the lease for up to four additional five-year terms. During the lease term, CP&L will be responsible for maintenance and operating expenses, taxes (subject to certain exceptions) and insurance. The office portion of the Base Project building will be occupied exclusively by CP&L, Progress Service and other subsidiaries of Progress Energy. As is the case with the Wilmington Street headquarters, it is contemplated that the lease expense associated with the Base Project will be allocated by Progress Service to its associate companies based on square footage utilization.

     It is contemplated that the retail space in the ground floor of the Base Project will be subleased to one or more commercial tenants, such as, for example, a bank or a restaurant, for varying lease terms. All revenues derived under the retail space subleases will be credited by Progress Service as an offset to the overall lease expense under the Lease that is allocated its

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(1)    CP&L leases the Wilmington Street location under lease agreements entered into in 1977. Since the formation of Progress Service as a service company, the lease expense has been paid by Progress Service and allocated to all affiliates (including CP&L) that occupy the building based on a square footage allocation factor.


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associate companies. The parking deck will be leased to the City of Raleigh under a 40-year sublease. As indicated, under the parking deck sublease, the City of Raleigh will make a one-time, up front, lease payment of approximately $14 million, which is equal to the estimated cost of constructing the parking deck. The City of Raleigh will be solely responsible for the day-to-day management and all costs of operation of the parking deck. Six hundred of the 1,055 parking spaces will be reserved for the exclusive use of the employees of Progress Energy and its subsidiaries who occupy the office tower. To the extent required, CP&L is requesting approval for these sublease transactions.

     It is stated that Holdings was organized in late 2002 to engage in certain preliminary development activities relating to potential future investments in real estate ventures in downtown Raleigh, and that Holdings has acquired or will acquire rights in two sites that are contiguous to the three-acre tract on which the Base Project will be constructed. It is contemplated that one of the sites (approximately 4 acres) will ultimately be used to construct another office building that may be occupied by Progress Energy and its subsidiaries and that the second site (approximately 1.5 acres) will be developed as a residential project having approximately 78 condominium units. Holdings estimates that its total investment in the two sites, including costs of removing certain existing structures, will be approximately $7 million. Holdings, directly or through one or more wholly-owned subsidiaries, proposes to contribute the two sites to separate joint venture entities in exchange for passive non-voting interests. Neither venture has been formed and no definitive agreements have been executed for the construction of these contiguous structures. However, the contribution of the sites will represent Holdings' sole investment in the two joint ventures. Unaffiliated third party investors will provide the balance of the funds required to complete construction of the second office building and residential units. Neither Holdings nor any associate company of Holdings will take any active role in the management or operations of the two ventures, including, without limitation, construction and marketing activities relating to the condominium units.

     It is stated that the development of the condominium units is part of the City of Raleigh's overall concept for a mixed-use (i.e., office, retail, residential) complex in downtown Raleigh. The support and involvement of the City of Raleigh in the development of the Base Project was made contingent upon Progress Energy's commitment to this mixed-use concept. This project represents a major joint government/private sector effort to redevelop parts of downtown Raleigh in order to attract new companies, as well as to retain existing companies (like Progress Energy), in the downtown area, broaden the City's tax base, and promote employment.

     It is stated that the fees, commissions and expenses paid or incurred or to be incurred in connection with the proposed transactions are estimated at not more than $200,000.